UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41734

PRESTIGE WEALTH INC.

(Registrant’s Name)

Office Unit 6620B, 66/F, The Center

99 Queen's Road Central

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Amended and Restated Securities Purchase Agreement

As previously disclosed in a Report on Form 6-K filed by Prestige Wealth Inc. (the “Company”) on March 10, 2025, the Company entered into a Securities Purchase Agreement (the “Initial Agreement”) on March 7, 2025, with certain accredited investors for a private placement offering (the “Original Offering”).

On April 19, 2025, the Company and the certain accredited investors (the “Purchasers”) entered into an Amended and Restated Securities Purchase Agreement (the “Amended and Restated Agreement”), which amends and restates the Initial Agreement in its entirety. The Amended and Restated Agreement was entered into primarily to reflect changes in certain accredited investors, an updated per share purchase price and associated warrant strike prices, and revised allocations of securities purchased by each accredited investor.

Pursuant to the terms of the Amended and Restated Agreement, the Company agreed to sell, and the Purchasers agreed to purchase, in a private placement offering (the “Offering”), an aggregate of (i) 32,608,696 Class A ordinary shares, par value $0.000625 per share (the “Ordinary Shares”); (ii) Series C ordinary warrants to purchase up to 24,456,522 Ordinary Shares (the “Series C Ordinary Warrants”), and (iii) Series D ordinary warrants to purchase up to 24,456,522 Ordinary Shares (the “Series D Ordinary Warrants”, and collectively with the Series C Ordinary Warrants, the “Warrants”). The purchase price for each Ordinary Share and the associated Warrants is $0.23. The Company expects to receive aggregate gross proceeds from the Offering of approximately $7,500,000, before deducting any offering expenses payable by the Company.

Except for the changes indicated above and related conforming changes, the terms and conditions of the Amended and Restated Agreement remain substantially similar to those of the Initial Agreement. The closing of the Offering is subject to the satisfaction of customary closing conditions.

Pursuant to the Amended and Restated Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers on April 19, 2025. Under the terms of the Registration Rights Agreement, the Company has agreed to file with the Securities and Exchange Commission a registration statement covering the resale of all registrable securities issued in the Offering and underlying the Warrants.

The securities to be sold in the Offering pursuant to the Amended and Restated Agreement were offered and sold in reliance upon an exemption from the registration requirements. The Ordinary Shares issuable upon exercise of the Warrants have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Amended and Restated Securities Purchase Agreement, the Form of Registration Rights Agreement, the Form of Series C Ordinary Warrant, and the Form of Series D Ordinary Warrant, which are attached hereto as Exhibits 10.1, 10.2, 10.3, and 10.4, respectively, each of which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Amended And Restated Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
10.3	Form of Series C Ordinary Warrants
10.4	Form of Series D Ordinary Warrants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRESTIGE WEALTH INC.

Date: April 23, 2025	By:	/s/ Kazuho Komoda
	Name:	Kazuho Komoda
	Title:	Chief Executive Officer and Chairman

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